SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Clarification on recent news:  BM-S-22

Rio de Janeiro, July 10, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, responding  to Brazilian Securities Exchange Commission written notice - CVM/SEP/GEA-2/n.204/2009, hereby clarifies, certain aspects of articles  published in the Brazilian press , titled respectively “Pre-salt well does not bear oil” and “Petrobras securities depreciated after news about dry well.”

Block BM-S-22 is located in the Santos Basin and is operated by the Consortium formed by Exxon Mobil (40% - operator), Hess Corporation (40%), and Petrobras (20%). Pursuant to clauses set forth by the Consortium’s agreements (such as the Joint Operation Agreements) and a clause in the concession agreement signed by the Consortium with the National Petroleum Association (ANP), only the operator can announce events, such as well drilling results, to the regulator and to the market at large.

The consortium announced to the ANP, through the operator, the results of the second drilling on BMS-22 block. However, as no evidence of hydrocarbons were found, no additional communication to the regulator is required, as determined by legislation, neither to the market at large. Moreover, the company has always stated it cannot comment on blocks that it does not operate.

It is also important to stress that oil exploratory activity is a risk business and so there is a chance the well will be dry (that hydrocarbons will not be found in sufficient amounts for commercialization). Therefore a dry well, rather than an extraordinary fact, is a recurring matter in the oil industry. Furthermore, a dry well is by no means conclusive regarding the commerciality of the entire block potential.

According to information that has been widely announced by the Company, in the six company-operated oil exploration blocks located in the pre-salt layer in the Santos Basin, a 100% success rate has thus far been achieved, indicating Petrobras’ belief that the occurrence of dry wells is unlikely in this pre-salt area of the Santos Basin, outside of the oil industry’s normal standards. This belief is based on the extensive seismic data program undertaken by the company to date, and on the exploratory wells that have been drilled successfully.

With regard to the article about the stock price, it should be recognized that the performance of Petrobras’ stock is linked to a number of factors, such as the performance of the Brazilian and global economies, the exchange rate, the Company’s operating and financial performance.. In addition, as an oil company, the movements in Petrobras’ stock price are highly correlated to oil prices in the international market, and this price has recently been highly volatile. Brent oil prices declined 3.4% on 07/08, with an accumulated of decline 5.9% during the week (from 07/06 to 07/08).  During this same period, the Company’s preferred stock fell 0.8% and 3.1%, respectively. It is difficult to single out a single factor or a set of factors that can definitively explain the performance of the Company’s stock traded in stock exchanges in Brazil and abroad.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.